Mail Stop 3561

May 26, 2006

Peter Vaisler
Chief Executive Officer and President
Alliance Recovery Corporation
#390-1285 N. Telegraph Road
Monroe, Michigan 48162-3368

> **Re: Alliance Recovery Corporation**
> **Post-Effective Amendment No. 1 to Registration**
> **Statement on Form SB-2**
> **Filed May 1, 2005**
> **File No. 333-121659**

Dear Mr. Vaisler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm to us that no shares were sold using the prospectus of registration statement on Form SB-2 that became effective on July 1, 2005. If shares were sold, then please revise this post-effective amendment as appropriate to reflect the impact of those sales given your insufficient authorized stock at the time of effectiveness.

Risk Factors, page 1

We Recently Concluded a Rescission Offer Related to our Private Placement…, page 2

2. In the first paragraph of this risk factor, you state that there is "considerable legal uncertainty under both federal and state securities and related laws concerning the efficacy of rescission offers and general waivers and releases with respect to barring claims that would be based on securities and related law violations." Please revise this sentence or otherwise explain that accepting the rescission offer does not necessarily prevent your shareholders from taking further legal action against you.

3. Also, in that paragraph, you state that "there can be no assurance that [you] will be able to enforce the waivers [you] received in connection with the rescission offer." Please revise to clarify that waivers of rights under the federal securities laws are unenforceable.

4. In the third paragraph of this risk factor, please revise the first sentence so that you do not mitigate the risk to you by claiming that you believe the rescission offer satisfied "certain requirements and laws."

Rescission Offer, page 8

Background, page 8

5. You state that you amended your Certificate of Incorporation on July 1, 2004 to increase your authorized shares of common stock to 100,000,000 shares. Specifically, in the amended portion of your Certificate of Incorporation, you state that you called a special meeting of your stockholders, held upon notice in accordance with Section 222 of the Delaware General Corporation Law, at which "the necessary number of shares as required by statute were voted in favor of the amendment." It appears as if there were more shares issued than authorized at the time of your shareholder vote to amend your Certificate of Incorporation to increase your authorized shares to 100,000,000. Therefore, please tell us how you determined shareholder eligibility to vote in this special meeting.

6. In the fourth paragraph of this subsection, you state that offers made both prior to July 1, 2004 and after that date may have violated federal securities laws based on the inadequacy of your disclosures in your offering documents. Please disclose in which offers you may have violated federal securities laws and the documents that contain inadequate disclosures.

Potential Liabilities, page 8

7. In the first paragraph of this subsection, you state that because you failed to disclose that you issued more shares than were authorized, you have "certain liabilities." Please disclose all the potential liabilities to which you are referring.

Management's Discussion and Analysis or Plan of Operation, page 9

8. Please include a brief discussion about the potential liability arising from your rescission offer in an appropriate location within your Management's Discussion and Analysis or Plan of Operation section. Also, please provide this disclosure in your future periodic reports.

Part II – Information Not Required in Prospectus

Item 26. Recent Sales of Unregistered Securities

9. We note that in this document you have changed the number of some of the shares you issued from January 2003 to February 2005 since you submitted your final amendment before effectiveness, Amendment No. 5 to your registration statement on Form SB-2 filed on June 22, 2005. In this document you state that from January 2003 through December 2003 you issued 1,321,646 units for $660,823, but in Amendment No. 5 you stated that you issued 1,322,646 units for $661,323. Similarly, in this document you state that from January 2004 through June 2004 you issued 186,000 units for $93,000, but in Amendment No. 5 you stated that you issued 180,000 units for $90,000. Further, in this document you state that you issued 300,000 shares for $150,000 on January 14, 2005, but you did not list this issuance anywhere in Amendment No. 5. Each of these issuances occurred in the past and should not have changed. Therefore, please tell us why you have changed some amounts of shares and why you disclose a new issuance dated January 14, 2005 in this document.

10. In the third paragraph of your Rescission Offer section, you state that you conducted a single, private offering of 183,000 shares between March 2005 and May 2005. However, in this section, it appears that you have made nine separate private offerings of 183,000 shares during this period of time. Please revise or advise.

11. In this section, please disclose that some of your shares are subject to a rescission offer and indicate which sales may be rescinded.

Signatures

      12. Please include the full date that your officers and directors signed the document.

           In this regard, there are other instances throughout your document in which you indicate a date but fail to provide the year, such as on pages 35, 36, and 38. Therefore, please review your document and include the entire date where applicable.

Exhibit 5.1

      13. Please have counsel revise its legality opinion to reference specifically counsel's previous legality opinion and to state that this opinion has been withdrawn and is no longer to be relied upon.

           Also, in your Legal Matters section on page 39, please state that shareholders and investors may not rely upon your counsel's previous legal opinion and that counsel has withdrawn this opinion.

*   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard I. Anslow, Esq.
Anslow & Jaclin, LLP
Via Fax: (732) 577-1188